Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated November 13, 2023, the related Letter of Transmittal and Notice of Guaranteed Delivery, other related materials and any amendments, supplements or other modifications to such documents, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) holders of Shares in any jurisdiction where it would be illegal to do so. In any jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws or regulations of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of

Miromatrix Medical Inc.

at

$3.25 per share in cash, plus one contingent value right per share, which represents the contractual right to receive a contingent payment of $1.75 in cash upon the achievement of a specified milestone, pursuant to the Offer to Purchase dated November 13, 2023, by

Morpheus Subsidiary Inc.,

a wholly owned subsidiary of

United Therapeutics Corporation

Morpheus Subsidiary Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of United Therapeutics Corporation, a Delaware public benefit corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Miromatrix Medical Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.25 per Share in cash (the “Cash Consideration”), plus (ii) one contractual contingent value right (each, a “CVR”) per Share, representing the right to receive a contingent payment of $1.75 in cash (the “Milestone Payment”) upon the achievement of a specified milestone on or prior to December 31, 2025, subject to and in accordance with the terms of a contingent value rights agreement (the “CVR Agreement”) to be entered into with Continental Stock Transfer & Trust Company or another rights agent mutually agreeable to Parent and the Company (the Cash Consideration plus one CVR, collectively, the “Offer Consideration”), in each case, without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”) (which three documents, together with other related materials, collectively constitute the “Offer”). Stockholders of record who tender Shares directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 11, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 29, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. Pursuant to the Merger Agreement, following consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected as soon as practicable following the consummation of the Offer without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (which will occur when the certificate of merger (the “Certificate of Merger”) is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company agree in writing and specify in the Certificate of Merger, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company, Shares that have been irrevocably accepted for purchase pursuant to the Offer, or Shares that, at the commencement of the Offer, were owned by Purchaser, Parent, or any direct or indirect wholly owned subsidiary of the Company, Purchaser or Parent, and (ii) Shares held by stockholders who are entitled to demand and properly demand appraisal of such Shares under Section 262 of the DGCL and who, as of the Effective Time, have neither failed to perfect, nor effectively withdrawn or lost, their right to appraisal with respect to such Shares) will be converted into the right to receive the Offer Consideration, without interest and less any required tax withholding. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

The Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including, among others, (i) there having been validly tendered in the Offer and “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL) and not validly withdrawn, a number of Shares that, together with the Shares, if any, then owned by Purchaser or any of its affiliates (as defined in Section 251(h)(6)), would represent at least a majority of the Shares outstanding (the “Minimum Condition”), provided, that for purposes of determining whether the Minimum Condition has been satisfied, Shares tendered into the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee will not be considered validly tendered and not withdrawn, (ii) if any filing has been made with a governmental entity under any antitrust law, (A) the expiration or termination of any applicable waiting period (and any extension thereof) under any applicable antitrust law relating to the Offer, as well as any agreement not to close embodied in a “timing agreement” between the parties and a governmental entity and (B) the receipt of any approval of a governmental entity required under any U.S. federal antitrust law (or under any other antitrust law where the failure to obtain such approval would reasonably be expected to have a Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Merger Agreement)), (iii) the Merger Agreement not having been terminated in accordance with its terms and (iv) the nonoccurrence of the following: (A) any pending action by any governmental entity that seeks, directly or indirectly, to challenge or make illegal or otherwise prohibit or materially delay the acquisition of, or payment for, any portion of the Shares pursuant to the Offer, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, or to make materially more costly the making of the Offer, or to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (B) the enactment, entry into, promulgation, enforcement or deemed applicability of any law by any governmental entity that would, or would reasonably be expected to, directly or indirectly, result in any of the consequences referred to in clause (A), or (C) since the date of the Merger Agreement, any event, change, development, circumstance, condition, occurrence, result, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement). The Offer is also subject to certain other conditions as described in more detail in Section 15 of the Offer to Purchase. Neither the Offer nor the Merger is subject to any financing condition.

The term “Expiration Date” means one minute after 11:59 p.m., New York City time, on December 11, 2023, unless the Offer is extended to a subsequent date and time in accordance with the Merger Agreement, in which event the “Expiration Date” means such subsequent date and time. A subsequent offering period for the Offer is not contemplated.

The board of directors of the Company (the “Miromatrix Board”) has unanimously: (i) determined that the terms of Merger Agreement, the Offer, the Merger, the CVR Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the CVR Agreement; (iii) resolved that the Merger will be governed by Section 251(h) of the DGCL; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Miromatrix Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•	Purchaser must extend the Offer for any period to the minimum extent required by any law, or any interpretation or position of the U.S. Securities and Exchange Commission, the staff thereof or Nasdaq applicable to the Offer;

•	if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and, if waivable, has not been waived, Purchaser may in its discretion (without the consent of the Company or any other person), extend the Offer for additional periods of between five and ten business days per extension (or such other period as Parent and the Company may agree) to permit such Offer Condition to be satisfied; and

•	if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and, if waivable, has not been waived, at the Company’s written request, Purchaser must extend the Offer for additional periods of between five and ten business days per extension (or such other period as Parent and the Company may agree) to permit such Offer Condition to be satisfied;

provided, that (i) if, as of any Expiration Date, all of the Offer Conditions (other than the Minimum Condition) have been satisfied or waived, neither Parent nor Purchaser will be required to extend the Offer on more than three occasions, but may elect to do so with the Company’s prior written consent, and (ii) Parent and Purchaser will not be required to, and may not without the Company’s prior written consent, extend the Offer beyond the earlier of the valid termination of the Merger Agreement and March 29, 2024.

If the Offer is consummated, Purchaser is not required to, and will not, seek the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, if the acquirer holds at least the percentage of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, the non-tendering stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, and certain other requirements are met, the acquirer can effect a merger without a vote of the other stockholders of such corporation. Accordingly, if the Offer is consummated, the Merger Agreement requires the parties to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Parent and Purchaser expressly reserve the right, in their sole discretion, to increase the Offer Consideration, waive any Offer Condition (other than the Minimum Condition), or modify any of the other terms or conditions of the Offer, except that, without the prior written consent of the Company, Parent and Purchaser shall not (i) reduce the amount of the Cash Consideration or the amount of the Milestone Payment, (ii) impose conditions to the Milestone Payment in addition to the conditions set forth in the form of CVR Agreement (or modify any such conditions in a manner adverse to holders of CVRs in their capacity as such), (iii) change the form of consideration payable in the Offer (other than by adding consideration), (iv) reduce the number of Shares subject to the Offer, (v) waive, amend or change the Minimum Condition, (vi) impose conditions to the Offer in addition to the Offer Conditions, (vii) extend the expiration of the Offer except as required or permitted by the Merger Agreement or (viii) modify any Offer Condition set forth in the Merger Agreement in a manner adverse to the holders of Shares (in their capacity as such).

The Offer may not be terminated prior to the Expiration Date unless the Merger Agreement is validly terminated in accordance with its terms.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by Purchaser’s deposit of the Offer Consideration for such Shares with the Depositary, who will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Parent or Purchaser pay interest on the Offer Consideration, including by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates, if any, evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or, in the case of a book-entry transfer of Shares held through DTC, either such Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), properly completed and duly executed, with any required signature guarantees, and any other required documents and (iii) any other customary documents required by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment by January 12, 2024, the 60th day after commencement of the Offer, you may withdraw them at any time after January 12, 2024, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of consideration by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the material U.S. federal income tax consequences of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser and Parent will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders May Call Toll Free: (877) 456-3463

Banks and Brokers May Call Collect: (212) 750-5833

November 13, 2023